EXHIBIT 99.1

Caledonia Mining Corporation Plc: Result of Zimbabwe Placing  and Issue of Deferred Shares

ST HELIER, Jersey, April 11, 2023 (GLOBE NEWSWIRE) -- Caledonia Mining Corporation Plc ("Caledonia" or the "Company") (NYSE AMERICAN: CMCL; AIM: CMCL; VFEX: CMCL) today announces both the results of the Zimbabwe Placing, and also the issue of the deferred shares in relation to the Company’s acquisition of Bilboes Gold Limited.

Result of Zimbabwe Placing

Caledonia is pleased to announce that, further to the announcements made on March 24, 2023 and March 31, 2023, the Zimbabwe Placing has now closed and has raised approximately US$5.825 million before expenses. The Zimbabwe Placing received strong support from new and existing institutional investors. A total of 423,951 ZDRs have been placed at the Placing Price of $13.74 each. IH Securities (Private) Limited acted as broker in relation to the Zimbabwe Placing.

As a reminder, a total of 781,749 Placing Shares were admitted to trading on AIM on March 30, 2023 following a placing with domestic and international institutional and sophisticated investors at the Placing Price by Cenkos, Liberum, and Standard Bank acting as joint bookrunners in relation to the Placing. Therefore, in total including the aforementioned ZDRs, a total of 1,205,700 common shares have been placed in the form of depositary interests and ZDRs and the Fundraise has raised in total approximately US$16.566 million before expenses.

The net proceeds of the Fundraise, together with the Company's existing cash reserves and the future cash to be generated from its ownership of the producing and cash generative Blanket Mine and from the Bilboes oxide operation, will strengthen the Company’s balance sheet and provide the Company with working capital flexibility to accelerate planned work at the three new gold projects it is currently undertaking in Zimbabwe.

Issue of Deferred Shares

Further to the announcement by Caledonia on January 6, 2023 relating to the Company’s acquisition of Bilboes Gold Limited (the “Transaction”), the Company announces that it has instructed the issue of a further 256,152 shares (the "Deferred Shares").

As a reminder, under the Transaction, 5% of the total consideration shares, being the Deferred Shares, were retained by Caledonia in order that adjustments to the purchase price could be calculated after completion to account for any extraordinary liabilities incurred.

Admission, settlement and dealings

Applications have been made to the London Stock Exchange plc for the following to be admitted to trading on AIM (“Admission”):

(a)   423,951 depository interests representing the ZDRs; and
(b)   256,152 depository interests representing the Deferred Shares,

Admission is expected to occur at 8.00 a.m. on April 14, 2023. The shares issued in respect of the ZDRs and the Deferred Shares will rank pari passu with the common shares in the Company, with settlement scheduled for April 14, 2023.

Following the issue of the ZDRs and the Deferred Shares, the Company will have a total number of shares in issue of 19,186,259 common shares of no par value each, all of which have voting rights. The figure of 19,186,259 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or any change to their interest in, the Company.

Caledonia Mining Corporation Plc’s Chief Executive Officer, Mark Learmonth, commented in respect of the Zimbabwe Placing:

“I am very pleased to see such strong demand from new and existing institutional investors in Zimbabwe such as Zimbabwe’s Mining Industry Pension Fund who subscribed for a significant amount of the Zimbabwe Placing. Their support will help us accelerate our growth plans in Zimbabwe.”

Other than where defined, capitalised terms used in this announcement have the meanings given to them in the announcements made on March 24, 2023.

Enquiries:

Caledonia Mining Corporation Plc Mark Learmonth Camilla Horsfall	Tel: +44 1534 679 800 Tel: +44 7817 841 793

Cenkos Securities plc (Nomad and Joint Broker) Adrian Hadden Neil McDonald Pearl Kellie	Tel: +44 207 397 1965 Tel: +44 131 220 9771 Tel: +44 131 220 9775

Liberum Capital Limited (Joint Broker) Scott Mathieson/Kane Collings	Tel: +44 20 3100 2000

BlytheRay Financial PR (UK) Tim Blythe/Megan Ray	Tel: +44 207 138 3204

3PPB (Financial PR, North America) Patrick Chidley Paul Durham	Tel: +1 917 991 7701 Tel: +1 203 940 2538

Curate Public Relations (Zimbabwe) Debra Tatenda	Tel: +263 77802131

IH Securities (Private) Limited (VFEX Sponsor - Zimbabwe) Lloyd Mlotshwa	Tel: +263 (242) 745 119/33/39

Note: This announcement contains inside information which is disclosed in accordance with the Market Abuse Regulation (EU) No. 596/2014 (“MAR”) as it forms part of UK domestic law by virtue of the European Union (Withdrawal) Act 2018 and is disclosed in accordance with the Company's obligations under Article 17 of MAR.

Cautionary Note Concerning Forward-Looking Information

Information and statements contained in this news release that are not historical facts are forward-looking information and forward-looking statements (collectively, “forward-looking information”) within the meaning of applicable securities legislation that involve risks and uncertainties relating, but not limited, to Caledonia’s current expectations, intentions, plans, and beliefs.   Forward-looking information can often be identified by forward-looking words such as “anticipate”, “envisage”, “believe”, “expect”, “goal”, “plan”, “target”, “intend”, “estimate”, “could”, “should”, “may” and “will” or the negative of these terms or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Examples of forward-looking information in this news release include the progression of the Company’s assets and its growth plans.   This forward-looking information is based, in part, on assumptions and factors that may change or prove to be incorrect, thus causing actual results, performance or achievements to be materially different from those expressed or implied by forward-looking information, including interpretations of exploration results and assumptions relating to future costs and commodity prices.

Securityholders, potential securityholders and other prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking information.   Such factors include, but are not limited to: risks relating to estimates of mineral reserves and mineral resources proving to be inaccurate, fluctuations in gold price, increases in capital or operating costs, risks and hazards associated with the business of mineral exploration, development and mining, risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards, employee relations; relationships with and claims by local communities and indigenous populations; political risk; risks related to natural disasters, terrorism, civil unrest, public health concerns (including health epidemics or outbreaks of communicable diseases such as the coronavirus (COVID-19)); availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, including the risks of obtaining or maintaining necessary licenses and permits, diminishing quantities or grades of mineral reserves as mining occurs; global financial condition, the actual results of current exploration activities, changes to conclusions of economic evaluations, and changes in project parameters to deal with unanticipated economic or other factors, risks of increased capital and operating costs, environmental, safety or regulatory risks, expropriation, the Company’s title to properties including ownership thereof, increased competition in the mining industry for properties, equipment, qualified personnel and their costs, risks relating to the uncertainty of timing of events including targeted production rate increase and currency fluctuations, and the other risk factors discussed in the Company’s reports filed with the SEC on www.sec.gov and with Canadian securiites regulators on www.sedar.com.   Securityholders, potential securityholders and other prospective investors are cautioned not to place undue reliance on forward-looking information.   By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur.   Caledonia undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.